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                          January 26, 2022

       Thomas K. Equels
       Chief Executive Officer
       AIM ImmunoTech Inc.
       2117 SW Highway 484
       Ocala, FL 34473

                                                        Re: AIM ImmunoTech Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2022
                                                            File No. 333-262280

       Dear Mr. Equels:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Feiner, Esq.